Exhibit 99.1

PROFOUND MEDICAL CORP.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of holders of common shares of Profound Medical Corp. (the “Corporation”) held on May 19, 2021 (the “Meeting”). The following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

1.	Appointment of Auditors

By resolution passed by show of hands, PricewaterhouseCoopers LLP was appointed as the auditor of the Corporation to hold office until the close of the next annual meeting or until its successor is duly appointed, at such remuneration as may be determined by the board of directors. The numbers in respect of the vote are based on the proxies received.

Votes For	% For	Votes Withheld	% Withheld
11,571,097	97.976%	238,990	2.024%

2.	Election of Directors

By resolution passed by show of hands, the following seven (7) nominees were elected as directors of the Corporation. The numbers in respect of the vote are based on the proxies received.

Nominee	For	% For	Withheld	% Withheld
Arun Menawat	7,193,875	98.447%	113,480	1.553%
Brian Ellacott	7,299,341	99.890%	8,014	0.110%
Kenneth Galbraith	7,221,571	98.826%	85,784	1.174%
Cynthia Lavoie	7,300,445	99.905%	6,910	0.095%
Murielle Lortie	7,300,445	99.905%	6,910	0.095%
Jean-François Pariseau	7,141,146	97.725%	166,209	2.275%
Arthur Rosenthal	7,155,198	97.918%	152,157	2.082%

Toronto, Ontario, May 19, 2021.

PROFOUND MEDICAL CORP.

By:	signed “Rashed Dewan”
Name:	Rashed Dewan
Title:	VP Finance, Manufacturing & Service